


02007365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52474

RECEIVED MAR 0 1 2002 354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Callaway Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3210 West Park Row, Suite 101
(No. and Street)

Arlington	Texas	76013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

8131 LBJ Freeway, Suite 875	**Dallas**	**Texas**	**75251-1327**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*


SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Corey Callaway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Callaway Financial Services, Inc.**, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

DONNA B. WRIGHT
NOTARY PUBLIC IN AND FOR THE STATE OF TEXAS
MY COMM. EXP. 03-19-2002

Signature

President
Title

Donna B. Wright
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALLAWAY FINANCIAL SERVICES, INC.

FINANCIAL REPORT

DECEMBER 31, 2001

CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Statement of financial condition 2

Statement of operations 3

Statement of changes in stockholder's equity 4

Statement of cash flows 5

Notes to financial statements 6 - 8

SUPPLEMENTARY SCHEDULE

I. Computation of aggregate indebtedness and net capital pursuant to Rule 15c3-1 9

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL 10 - 11


McGLADREY&PULLEN, LLP
Certified Public Accountants


RSM
international

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Callaway Financial Services, Inc.

We have audited the accompanying statement of financial condition of Callaway Financial Services, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2001 that you are filing pursuant to rule 17-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callaway Financial Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Dallas, Texas
January 9, 2002

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 1,693
Clearing deposit	25,000
Receivable from clearing broker/dealer	321
TOTAL ASSETS	$ 27,014

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$ 199
TOTAL LIABILITIES	199

Stockholder's Equity

Common stock, 100,000,000 shares authorized with $.01 par value, 20,000 shares issued and outstanding	200
Additional paid-in capital	29,800
Accumulated Deficit	(3,185)
TOTAL STOCKHOLDER'S EQUITY	26,815
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 27,014

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Operations
Year Ended December 31, 2001

Revenue	
Securities commissions	$ 224,695
Other revenue	9,349
TOTAL REVENUE	234,044
Expenses	
Compensation and related costs	151,648
Clearing charges	32,692
Expenses reimbursed to Parent	42,864
Professional fees	5,356
Regulatory fees and expenses	992
Other expenses	5,090
TOTAL EXPENSES	238,642
Net loss before income taxes	(4,598)
Income tax expense	-
NET LOSS	$ (4,598)

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2000	20,000	$ 200	$ 29,800	$ 1,413	$ 31,413
Net loss	-	-	-	(4,598)	(4,598)
Balances at December 31, 2001	20,000	$ 200	$ 29,800	$ (3,185)	$ 26,815

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (4,598)
Adjustment to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities:	
Decrease in receivable from clearing broker/dealer	6,430
Decrease in commissions payable	(4,890)
Decrease in income taxes payable	(249)
Net cash used in operating activities	1,291
Net increase in cash	(3,307)
Cash at beginning of period	5,000
Cash at end of period	$ 1,693

Supplemental Disclosures of Cash Flow Information:

Income taxes paid during the year	$ 249

There was no cash paid during the period for interest.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Callaway Financial Services, Inc. (the Company) was formed on January 5, 2000 and the Company's registration as a broker/dealer with the Securities and Exchange Commission (SEC) became effective March 28, 2000. The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company began operations in August 2000. The Company is a wholly owned subsidiary of CFS Holdings, Inc. (Parent). The Company's customers consist primarily of individuals and retirement plans located in Texas.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Note 2 - Transactions with Clearing Agent

The agreement with the clearing agent provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the agent.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $26,815 and $5,000, respectively. The Company's net capital ratio was .01 to 1.

Note 4 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Under a services agreement effective February 2000, the Parent is to make available certain facilities and provide for performance of certain services for the Company. For providing these services, the Parent is entitled to receive compensation from the Company on a monthly basis upon presentation of a monthly invoice which includes a breakdown of expenses being billed. The services agreement is automatically renewed on a year-to-year basis unless terminated by written notice not less than 30 days prior to the expiration of an annual term.

The Company reimbursed $42,864 to the Parent under this agreement.

Note 5 - Income Taxes

The temporary differences and tax carryforwards that created deferred tax assets (liabilities) are as follows.

Deferred tax asset:	
Net operating loss carryforward	$ 690
Less: valuation allowance	(690)
Net deferred tax asset	$ 0

The net operating loss carryforward of $4,598 expires in 2016.

Note 6 - **Off-Balance-Sheet Risk and Concentration of Credit Risk**

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 7 - **Commitments**

Operating Leases

The Company leases office space under a noncancelable operating lease expiring in January 2002. Future minimum lease commitments for each of the years ending December 31 are as follows:

2002	$	625

The Parent paid for all rent expense during 2001 under the services agreement.

Schedule I

CALLAWAY FINANCIAL SERVICES, INC.
Computation of Aggregate Indebtedness and
Net Capital Pursuant to Rule 15c3-1
December 31, 2001

Total stockholder's equity qualified for net capital	$ 26,815
Deductions and/or charges	
None	
Net Capital	$ 26,815
Aggregate indebtedness	
Commissions payable	$ 199
Total aggregate indebtedness	$ 199
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 15% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 21,815
Ratio of aggregate indebtedness to net capital	0.01 to 1


McGLADREY&PULLEN, LLP
Certified Public Accountants


RSM
international

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Callaway Financial Services, Inc.

In planning and performing our audit of the financial statements of Callaway Financial Services, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Dallas, Texas
January 9, 2002